SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

February 14, 2008

Karen J. Garnett (Mail Stop 4561)
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Aspect Global Diversified Fund LP
Registration Statement on Form S-1
Filed December 13, 2007
SEC File No.: 333-148049

Dear Ms. Garnett:

Thank you for your comment letter of January 11, 2008 addressed to Mr. Kenneth E. Steben of Steben & Company, Inc. (the “General Partner”) regarding the captioned registration statement (the “Registration Statement”) for Aspect Global Diversified Fund LP (the “Fund”).  This letter responds on behalf of the General Partner to the questions and comments you raised.  Each of your numbered questions and comments is set forth below in italics, with our response immediately following.  Capitalized terms used but not defined in this letter have the meaning given in the prospectus forming a part of the Registration Statement.

General

1.	We note that you have not included a website. If applicable, please disclose your website.

Response:

We have revised the Registration Statement to include the website address for the General Partner.

Please see pages 5 and 62.

Sidley Austin llp is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

February 14, 2008

2.
Please provide us with a complete copy of any sales material that includes all illustrations and other inserts in the form you expect to distribute to investors. We may have further comment after we receive your materials.

Response:

We will provide a mock-up of the Registrant’s sales brochure supplementally under separate cover.

3.	Please update the information in all of the performance tables provided through the end of 2007. Currently, information is only provided through October 2007.

Response:

We have revised the performance tables included in the Registration Statement to include performance information through December 31, 2007.  Please note that consistent with Regulations 4.25(a)(7) and 4.24(v)(3)(iii) of the Commodity Exchange Act, as amended, the performance information in the Registrant’s final commercial prospectus will be current within 3 months of the date of the prospectus, approximately the same date as the effective date of the Registrant’s Registration Statement.  Because the performance information in the section named “Pro Forma Performance of the Aspect Global Diversified Fund LP” (formerly Capsule C) reflects data, adjusted on a pro-forma basis to reflect the impact of the Fund’s fees and expenses on the Trading Program’s performance record for commodities purposes, consistent with CFTC regulations regarding disclosure of supplemental performance information, it has been moved from 32 through 38 and 115 through 120.

Please see pages 32 through 38 and 115 through 120.

4.
Please revise the prospectus to provide a more detailed description of the restrictions on purchasing each class of units.  We note, for example, that the Class B and Class I units are intended only for registered investment advisors’ fee based advisory programs, but it is not clear whether there are any actual restrictions on an investor’s ability to purchase shares of each class. Also disclose any difference in the per unit price to be paid for each class and discuss the purpose of having four separate classes of units.

Response:

Class I Units may not be purchased by investors whose accounts are held at a brokerage firm requiring a Broker Dealer Servicing Fee.  Class C Units will not be available to  investors until the fee limits under NASD Rule 2810 have been reached and surpassed as disclosed in the Registration Statement.

The Net Asset Value per Unit of each Class of Units offered by the Fund varies because the fees and expenses differ amongst the Classes.  Therefore, investors of different

February 14, 2008

Classes will purchase at a different Net Asset Value per Unit on a Class-by-Class basis as of the applicable month-end, reflecting only the different fee structure for each Class.

The Fund issues units in four separate Class of Units because each Class is marketed (a) to different segments of investors and (b) by different Selling Agents and broker-dealers.

With respect to (a) above, Class A Units will be purchased by investors who are not (i) employees and relatives of Selling Agents, (ii) employees and relatives of the General Partner, and (iii) direct clients of the General Partner.  Class B Units will be purchased by employees and relatives of Selling Agents and direct clients of the General Partner.  Class I Units will be purchased by employees, relatives and direct clients of the General Partner.

With respect to (b) above, Class A Units are sold by Selling Agents, including the General Partner in its capacity as a Selling Agent of the Fund.  In turn, such Selling Agents will be paid an upfront Selling Agent commission of 2.00% of the aggregate subscription amount for the sale of Class A Units, subject to the Fee Limit.  Class B and I Units are generally available through approved Selling Agents or registered investment advisors who are directly compensated by the investor through a fee based advisory program.

Subject to the two immediately preceding paragraphs, each Classes of Units are identical in all respects except for the fees and expenses associated with each Class of Units as set forth in the Registration Statement.

We have revised the Registration Statement in response to the foregoing comments.

Please see pages 1 through 2 and 60 through 61.

Prospectus Cover Page

5.
Please disclose the prices at which you intend to offer the units. Disclose the initial offering price of $100 per unit and briefly explain when the price will change to the month-end NAV.  Refer to Item 501(b)(3) of Regulation S-K.  Provide similar clarification in the prospectus summary and the plan of distribution section of the prospectus.

Response:

We have revised the prospectus cover page of the Registration Statement in response to the foregoing comment.

February 14, 2008

Please see the Prospectus Cover Page and pages 1 and 60.

6.	Please add a bulleted risk factor to the cover page regarding the impact of the use of leverage on your profits and losses.

Response:

We have revised the prospectus cover page to include a bulleted risk factor relating to the impact of the use of leverage on profits and losses.

Please see the Prospectus Cover Page.

7.	Please eliminate the duplication in the second and third bullet point risk factors. Also, please omit the sixth bullet point risk factor or revise to clarify the risk you are trying to convey.

Response:

We have revised the prospectus cover page to delete the third bulleted risk factor and deleted and replaced the sixth bulleted risk factor.

Please see the Prospectus Cover Page.

Summary, page 1

8.	Please disclose when you can begin trading.

Response:

Units of each Class will initially be offered for a period ending May 1, 2008, or the Initial Offering Period, unless such date is extended by the General Partner for up to an additional ninety (90) days.  After both the Initial Offering Period has closed and trading has commenced, Units of each Class will be offered on the first day of each month at the Net Asset Value per Unit of the relevant Class on the last day of the preceding month.

We have revised the Registration Statement to include statements to this effect.

Please see page 1.

February 14, 2008

Purchases and Redemptions of Units, page 1

9.
In this section, you note that subscription funds will be held in an account pending acceptance.  Please disclose when investors will be notified whether their subscriptions have been accepted or rejected. Please indicate whether there is any time limit on your ability to accept or reject a subscription. Additionally, please disclose when subscriptions must be received in order for investors to be eligible to be part of the fund on the first day of the month.

Response:

The General Partner will inform potential investors or their Selling Agents, whether their subscriptions have been accepted or rejected by the last business day of the month in which their subscription has been received by the General Partner.

To purchase Units, the General Partner must receive a subscription at its main business office in Rockville, Maryland, U.S.A. prior to 5:00 P.M. EST on the fourth business day (or the 6th business day for personal checks) prior to the date of the first day of a month at which the subscription is intended to be accepted by the Fund.  All subscriptions are irrevocable.  However, if a subscription is received after the Monthly Closing deadline, it generally will be held until the next Monthly Closing although the subscriber will be entitled to withdraw his held-over subscription any time prior to the beginning of the fifth full business day of the following month.

We have revised the Registration Statement in response to the foregoing comment.

Please see pages 2 and 61.

The General Partner, Commodity Pool Operator and Selling Agent, page 3

10.	In this section, you note that the General Partner will also serve as one of the Fund’s Selling Agents. Please disclose whether other selling agents have been identified at this point.

Response:

Other than the General Partner, the Fund currently has no other Selling Agents, although there have been indications of interest expressed to the General Partner by select broker-dealers.

We have revised the Registration Statement in response to the foregoing comment.

February 14, 2008

Please see pages 7 and 55.

11.	Please move the last paragraph of this section to the section immediately following it, “The Trading Advisor,” as this paragraph relates to the trading advisor.

Response:

We have revised the Registration Statement in response to the foregoing comment.

Please see pages 6 and 7.

The Trading Advisor, page 4

12.
In this section, you note that the trading level is currently expected to be 1.20 times the normal trading level of the Trading Program. Please revise to explain the term “trading level.” Also, discuss the reasons why the trading level will be different from the normal trading level and disclose the amount of the normal trading level.

Response:

The normal trading level of the Trading Program is the number of trading positions per dollar customarily established by the Trading Advisor for client accounts utilizing the Trading Program.  Because the Fund is trading at 1.20 times the normal trading level of the Trading Program, the Trading Advisor is increasing the number of trading positions established per dollar by 20%.  At a normal trading level, the margin requirements relative to equity in the account range from 5% to 30%.  Because the Fund is trading at 1.20 times the normal trading level of the Trading Program, the margin requirements relative to equity becomes proportionately higher, or from 6% to 36%.  Since the Fund is trading at 1.20 times the normal trading level of the Trading Program, the management fee of 2.00% is multiplied by the overall trading level of the Fund and becomes 2.40% (1.20 x 2.0% = 2.4%).

The Trading Advisor’s client, in this case, the Fund, has determined the appropriate trading level in light of its investment objectives and has advised the Trading Advisor accordingly.

We have revised the Registration Statement in response to the foregoing comment.

Please see pages 6 through 7 and 28 through 29.

February 14, 2008

13.	Refer to the first full paragraph on page 5. Please expand the disclosure to explain how the 2.40% per annum management fee is derived from the currently expected trading level.

Response:

Please note that the response to this comment is reflected in our response to comment #12 above.

Fees and Expenses, page 7

14.	Please revise the description of Administrative Expenses and Offering Expenses to identify the party receiving these fees.

Response:

The Administrative Expenses paid by each Class of Units will cover the pro-rata portion allocable to each Class with respect to all actual legal, accounting, clerical and other back office related expenses related to the administration of the Fund and all associated costs incurred by the Fund.  Therefore, the Fund’s Administrative Expenses will ultimately be paid to the appropriate third-party service providers.

Each Class of Units will pay or reimburse the General Partner for its pro-rata portion of its share of the ongoing offering expenses.

We have revised the Registration Statement in response to the foregoing comments.

Please see pages 10 through 11 and 51 through 52.

15.
Please tell us how you determined the amount that each class of units is estimated to pay the futures commission merchant. We note that the exact amount is impossible to estimate. Please tell us how you calculated the estimated amount. Also, please revise to clarify whether all classes of units will share this expense equally or if expenses will be paid on a pro rata basis, based on the number of units sold of each class.

Response:

The estimated Brokerage Expenses that each Class of Units is expected to incur was calculated by evaluating the historical number of trades utilized in the Trading Program, while factoring in the leverage employed by the Fund and then multiplying that result by the average brokerage rate charged by the futures commission merchant.

February 14, 2008

We have revised the Registration Statement in response to the foregoing comment to reflect that each Class of Units will pay its pro-rata share of the Brokerage Expenses.

Please see pages 10 and 51.

16.
The description of Offering Expenses on page 8 indicates that Offering Expenses will include compensation to sales personnel of the general partner for sale of units of the Fund. Please revise to clarify whether this compensation is different from the Selling Agent Commissions or if a portion of the Selling Agent Commissions may be paid from Offering Expenses. Also, please clarify whether compensation paid to sales personnel from Offering Expenses will count toward the fee limit.

Response:

Sales personnel of the General Partner who sell Units will receive compensation for such sales from both the Offering Expenses and the Selling Agent Commissions.

Therefore, such compensation from both the Offering Expenses and the Selling Agent Commissions will be subject to the Fee Limit.

We have revised the Registration Statement in response to the foregoing comment.

Please see pages 10 through 11 and 51 through 52.

17.
We note that the general partner will pay the selling agents an upfront commission of 2.00% of the aggregate subscription amount for the sale of Class A units. Please revise to clarify whether this upfront payment by the general partner has any impact on the monthly payment in arrears that will be paid to the general partner by the Class A units. Currently, it is not clear whether the obligations of the Class A unit holders will change in the 13th month after the offering.

Response:

Please note that the General Partner’s payment of the upfront commission to the Selling Agents will have no impact on the monthly payments in arrears that will be paid to the General Partner by the Class A Units.  The obligation of the Class A Unit holders do not change in the 13th month after the offering.  The Class A Unit holders will continue to pay the Selling Agent Commission to the General Partner monthly in arrears throughout the life of the Units up to the Fee Limit.

In the public commodity pool realm, it is market practice for the General Partner to pay the upfront Selling Agent Commission to the Selling Agents.  The General Partner is then

February 14, 2008

reimbursed for approximately this amount during the first 12 months after the issuance of the Class A Units.  If Class A Units are redeemed during the first twelve months of issuance, a pro-rated Redemption Fee is charged to the redeeming unit holder in order to reimburse the General Partner for the remaining unreimbursed portion of the upfront commission originally paid by the General Partner to the Selling Agents.  Because the General Partner is basically reimbursed for the payment of the upfront Selling Agent Commission by the end of the 12th month, the payment of the Selling Agent Commission is paid to the Selling Agents in arrears commencing at the start of the 13th month.  The General Partner’s payment of the Selling Agent Commission to the Selling Agents have no impact on the Unit holders.

We have revised the Registration Statement in response to the foregoing comment.

Please see pages 11 and 52.

18.	Please revise the description of Selling Agent Commissions to briefly describe how you will calculate the Class A Units’ Net Asset Value.

Response:

We have revised the description of Selling Agent Commissions in response to the foregoing comment to include the following statement:

“The Net Asset Value of Class A Units refers to the Fund’s Net Assets allocated to the capital accounts of Class A Unit holders  (the aggregate capital account balances with respect to the Class A Units) divided by the number of outstanding Units of such Class A Units.”

Please see pages 11 and 52.

19.	Under Broker Dealer Servicing Fee, please explain why the Class A units pay this fee to the Selling Agent while the Class B units pay this fee to broker dealers who sell the Class B units.

Response:

Please note that Class B Units will pay either Selling Agents who sell Class B Units or broker dealers who act as custodian for Class B Units, as applicable.

We have revised the Registration Statement in response to the foregoing comment.

Please see pages 11 and 52.

February 14, 2008

20.	Under Fee Limit, please disclose whether payments for conferences are included in the 10% limitation.

Response:

Under Fee Limit, please note that payments for conferences are included in the 10% limitation.

We have revised the Registration Statement in response to the foregoing comment.

Please see pages 11 and 52.

21.
Please revise the description of the Fee Limit to explain the reference to the “applicable portion” of Offering Expenses.  Also, please clarify, if true, that the “original aggregate subscription amounts” refers to the original purchase price paid by the holder of the units.  Also clarify, if true, that the Fee Limit and the re-designation into Class C units applies to individual holders of the units and not to the class as a whole.

Response:

The “applicable portion” and “whichever applies” have been deleted.

We confirm that the “original aggregate subscription amounts” refers to the purchase price paid by the holder of the Units.

The Fee Limit applies on a Unit holder-by-Unit holder basis and not on a Class-by-Class basis.  Therefore, upon reaching the Fee Limit, such individual holders of Units will have their Units redesignated as Class C Units which are not subject to Offering Expenses, Selling Agent Commissions, a Broker Dealer Servicing Fee or a Redemption Fee.

We have revised the Registration Statement in response to the foregoing comments.

Please see pages 11 and 52 through 53.

Breakeven Table, page 11

22.	In footnote 6, please disclose the maximum amount that could be paid to the futures commission merchant under the NASAA Guidelines. This disclosure should also be added on page 42.

Response:

February 14, 2008

The compensation paid to the futures commission merchant will not exceed 14% of the Net Asset Value of the Fund pursuant to the guidelines established by the North American Securities Administrators Association, Inc.

We have revised the Registration Statement in response to the foregoing comments.

Please see pages 15 and 51.

23.
Please tell us the basis for your estimate that the anticipated mix of investments you have identified will produce interest income of 4.25%. Identify the specific investments used in your assumption, the interest rate for each of those investments, whether the interest rate is known or assumed, and the relative weight assigned to each different type of investment for purposes of your estimate.

Response:

The following disclosure reflects the information requested by the above comment:

“It is anticipated that the Fund will earn interest income from its holdings of U.S. Treasuries, U.S. Agency securities and investment grade commercial paper with maturities of less than one year.  The Fund estimates that its interest income from such holdings will be approximately 2.85% per annum, which will change from time-to-time according to prevailing interest rates.  It is estimated that approximately 30% of the Fund’s assets will receive the 90 day US Treasury bill rate of interest (which is currently approximately 2.31% as of February 11, 2008), and approximately 70% will receive the investment grade 180 day commercial paper rate of interest (which is currently approximately 3.08% as of February 8, 2008).  The General Partner will attempt to invest the Fund’s cash assets to maximum advantage and the mix of short term investments between these allowable categories may change at the General Partner’s sole discretion.”

Please see footnote 11 to the Break Even Table on page 15 and pages 13 and 47 through 48.

Organization Chart, page 14

24.
Please provide the names of the two private commodity pools in the chart as this information is disclosed later in the prospectus.  Please disclose whether the trading advisor has a relationship with either of the private commodity pools.

Response:

We have revised the Organization Chart to include the names of the two private commodity pools managed by the General Partner.

February 14, 2008

The Trading Advisor acts as one of six commodity trading advisors to the Futures Portfolio Fund, Limited Partnership.

Please see the Organization Chart on page 17.

The Risks You Face, page 15

25.
Please review your risk factors and eliminate those risks that are generic to any public company. For example, we note the risk factor on page 17 regarding the risk of loss and the risk factor on page 21 regarding the risk of litigation. Alternatively, please revise such risk factors to demonstrate risks specific to you.

Response:

We have combined the original risk factor 14 with risk factor 4 and we have also further refined this concept to demonstrate risks specific to the Fund.

Original risk factor 39 (currently risk factor 38) has been further refined to demonstrate risks specific to the Fund.

Pursuant to certain comments that we have received from a number of states, where appropriate, we have included additional cross-references to assist the reader to reference certain additional risk factors, conflicts related disclosures or other areas as requested by the states throughout the prospectus.

Please see pages 18, 19, 21, 22, 24 and 25.

26.	Please add a risk factor regarding the continuing liability of limited partners, after redemption, for liabilities incurred prior to the redemption date.

Response:

We have revised the Registration Statement in response to the foregoing comment by adding risk factor “(42) Possible Limited Partner Liability After Redemption”.

Please see page 26.

Various Actual and Potential Conflicts of Interest… page 21

27.
You indicate that the general partner and its principals have a financial incentive to act in a manner other than in the best interests of the Fund and the Limited Partners. Please elaborate on this point.

February 14, 2008

Response:

The General Partner and its principals involved with the Fund may have certain potential economic conflicts of interests with respect to the management of multiple funds and investment opportunities.

Original risk factor 37 (currently risk factor 14) has been revised accordingly.

Please see page 21.

28.	In this risk factor, please disclose that you intend to assert that Limited Partners have consented to certain conflicts of interest.

Response:

We have revised the Registration Statement in response to the foregoing comment.

Please see page 21.

Investment Objective, page 22

29.	Please revise to discuss the reason why the Fund will use such a wide range of leverage rather than a fixed leverage amount for all assets of the Fund.

Response:

Generally, the Trading Advisor will seek to trade the Fund’s assets at approximately 1.20 times the trading level normally utilized by the Trading Program (which typically trades at a margin to equity ratio of approximately 5% to 30%, or for the Fund, at a margin to equity ratio of approximately 6% to 36%).  The margin to equity ratio taken by the Fund is determined by the positions taken indicated by the trading models utilized by the Trading Advisor.  The positions taken will vary based upon the trading signals generated by the models at any given time.  However, because the Net Asset Value of the Fund will rise or fall over time due to subscriptions and redemptions, as well as any profits or losses, the actual leverage ratio in the Fund at any given time may be somewhat higher or lower than 120% of the leverage normally utilized by the Trading Advisor.

We have revised the Registration Statement in response to the foregoing comment.

Please see pages 4 and 27.

February 14, 2008

The Principals, page 24

30.
Under Michael Adam, you note that his responsibilities as Chief Investment Officer were transferred in December 2007. Please clarify whether the only role Mr. Adam now serves with the trading advisor is as a Director. If he holds other positions, please so state.

Response:

Mr. Adam currently serves the Trading Advisor solely as a Director.

We have revised the Registration Statement in response to the foregoing comment.

Please see page 29.

Client’s Choice of Leverage, page 28

31.
Please expand this disclosure to explain in more detail why higher leverage results in greater potential for profit and risk of loss. Also, clarify why higher leverage creates higher volatility and brokerage commission expense.

Response:

Because the Fund will trade at 1.20 times the normal trading level of the Trading Program, the Trading Advisor will increase the number of trading positions per dollar of Fund assets by 20%, and as a result, the Fund will experience a greater potential for both profit and loss, greater volatility and greater brokerage commission expenses relative to clients who invest at the normal trading level of the Trading Program.

We have revised the Registration Statement in response to the foregoing comment.

Please see page 33.

Performance Information of the Trading Advisor, page 29

32.	In the table on page 30, you present information from April 2005 through October 2007. Please tell us why you present information for only 2.5 years when the program began trading in December 1998.

Response:

As the Fund is subject to Part 4 of the Regulations of the Commodity Exchange Act, as amended, we have attempted to conform the prospectus performance disclosure primarily

February 14, 2008

to Part 4.  Part 4 includes specific requirements regarding the past performance of a commodity pool’s advisor and sponsor, and we have complied with Part 4 in this filing.  As the CFTC rules are specific on the question of the disclosure of past performance, the Staff has in prior commodity pool filings found CFTC-required disclosures to be acceptable.

The Trading Advisor commenced trading its first non-exempt accounts (for Part 4 purposes) with respect to the Aspect Diversified Program as of January 2004.  Therefore, performance numbers in Capsule B reflect composite performance of the non-exempt accounts with respect to the Aspect Diversified Program since inception of such trading in January 2004.

We have revised the Registration Statement in response to the foregoing comment.

Please see page pages 34 through 38.

Capsule B, page 31

33.	Please revise to disclose the aggregate assets (including and excluding “notional” equity) in the representative account.

Response:

We have revised the Registration Statement in response to the foregoing comment. Please note that Capsule B is now Capsule A.

Please see page 35.

Redemptions, page 44

34.
Please revise to clarify whether the conditions that would cause a delay in redemption payments are specified in the partnership agreement or if the decision is within the sole discretion of the general partner or some other person. In the event redemption payments are delayed, please disclose how you will determine which redemption requests are paid and which ones are deferred until a later period. Also, please disclose whether the general partner can deny a redemption request for any reason and disclose the reasons.

Response:

The Fund, in the General Partner’s sole discretion and pursuant to Section 8.1(a) of the Limited Partnership Agreement, may delay payment of the redemption proceeds if special circumstances require, including but without limitation circumstances involving a market emergency that prevents the liquidation of positions or a delay or default in

February 14, 2008

payment to the Fund by the Futures Commission Merchants, Cash Management Broker or a bank or if payment is restricted pursuant to the Delaware Revised Limited Partnership Agreement.

In the event that redemption payments are delayed, the General Partner will process redemption requests at the first available opportunity and will both process and pay such redemption requests on a pro-rata basis.

The General Partner may deny a redemption request, if in its sole discretion, if such a redemption request would violate any applicable law, regulation or rule the Fund may be subject to.

We have revised the Registration Statement in response to the foregoing comments.

Please see pages 53 through 54.

Mandatory Redemption, page 45

35.
Please explain under what circumstances it would be beneficial for you to redeem the Units. Please explain how you will determine which Units will be redeemed and whether redemptions will be conducted on a pro rata basis.

Response:

Pursuant to Section 8.7(a) of the Limited Partnership Agreement, the General Partner may require a Limited Partner to redeem from the Fund in the event that the General Partner, in its sole discretion, considers the redemption of the Limited Partner as being in the best interest of the Fund, including without limitation a required redemption (i) in efforts to avoid the Fund’s assets being subject to ERISA, (ii) because the continued participation of a person as a Limited Partner will have adverse regulatory or tax consequences to the Fund or other partners or (iii) necessary to comply with any applicable government or self regulatory agency regulations.

If such mandatory redemption involves less than the full redemption of more than one Limited Partner, such redemptions will be conducted on a pro-rata basis.

We have revised the Registration Statement in response to the foregoing comment.

Please see page 54.

February 14, 2008

Operation of Other Commodity Pools, page 49

36.
In this section, you indicate that the General Partner may have an incentive to favor the other two pools. Please disclose why the General Partner would have this incentive. Please explain how this comports with the General Partner’s fiduciary duty to the unit holders.

Response:

The General Partner currently operates two other commodity pools and may have an incentive to favor those pools over this Fund.  For example, if one or both of the two other commodity pools materially increase their collective assets under management, the General Partner may have a financial incentive to devote additional resources to management of the other two pools.  Despite this conflict, the General Partner will devote such time and attention to the operation and activities of the Fund as the General Partner reasonably deems necessary to effect the operations and activities of the Fund as described in the Prospectus and will treat the Fund equitably with its other funds.  As the Staff is aware, the presence of a conflict of interest does not, in and of itself, constitute a breach of any duty.  Rather, it is acting to the detriment of one client/fund for the benefit of another, or of the General Partner, where a breach might arise.  The General Partner is fully aware of its duties to the funds for which it serves as general partner and undertakes to allocate its resources in an equitable manner consistent with those duties.

We have revised the Registration Statement in response to the foregoing comment.

Please see page 59.

Description of the Units, page 50

37.	In this section, please disclose the day by which subscriptions must be received for investors to be admitted the following month.

Response:

To purchase Units, the General Partner must receive a subscription at its main business office in Rockville, Maryland, U.S.A. prior to 5:00 P.M. EST on the fourth business day (or the 6th business day for personal checks) prior to the date of the first day of a month at which the subscription is intended to be accepted by the Fund.

We have revised the Registration Statement in response to the foregoing comment.

Please see page 61.

February 14, 2008

Description of the Limited Partnership Units; Certain Material Terms ... page 50

Principals of the General Partner, page 52

38.
Under the description of Barry R. Gainsburg, you indicate that he joined the General Partner in November; however, at the end of this description, you note that he has been a principal and Associated Person of the General Partner since December 4, 2007. Please advise or revise.

Response:

The disclosure is factually accurate.

Mr. Gainsburg joined the General Partner in November 2007.

Mr. Gainsburg became both listed as a Principal and registered as an Associated Person of the General Partner pursuant to the approval of the National Futures Association on December 4, 2007.

We have revised the Registration Statement in response to the foregoing comment.

Please see pages 64 through 65.

Investment of the General Partner in the Fund, page 55

39.	Please disclose the price per unit that the General Partner will pay for the General Partner Units. Please clarify whether the General Partner will be required to pay cash for its units.

Response:

The Fund will issue General Partner Units to the General Partner at $100 per Unit during the Initial Offering Period, and thereafter any General Partner Units purchased will be at the Net Asset Value of the General Partner Units as of the close of business on the last day of the month in which the General Partner acquires new Units.  The General Partner shall pay cash to acquire the General Partner Units.

We have revised the Registration Statement to include statements to this effect.

Please see pages 67 through 68.

February 14, 2008

40.	Please revise to clarify the meaning of “specially subject” with respect to fees associated with the General Partner Units.

Response:

We have revised the Registration Statement by deleting the word “specially” in response to the foregoing comment.

Please see page 68.

41.
In this section, you note that the General Partner may adjust the number of Units representing the General Partner’s interest. Please disclose whether the General Partner is required to make these redemptions at the same time as the Class Unit holders. Additionally, please disclose whether the General Partner’s right to redeem its Units is senior to Class Units Holders. If so, please add a risk factor.

Response:

Pursuant to the Fund’s Limited Partnership Agreement, the General Partner may redeem its Units at any time, subject to the requirement that the General Partner and/or its affiliates are required to purchase and maintain an interest in the Fund equal to the greater of (i) 1% of the aggregate capital contributions to the Fund or (ii) $25,000.

We have revised the Registration Statement in response to the foregoing comment.

Please see page 68.

Reports to Limited Partners, page 57

42.
In this section, you state: “The General Partner will notify Limited Partners of any change in the fees paid by the Fund or of any material changes to the Fund by filing with the SEC a supplement to this Prospectus and a Form 8-K, which will be publicly available at www.sec.gov. Any such notification will include a description of the Limited Partner’s voting rights.” Please disclose whether these materials will be sent to the Limited Partners, or disclose how investors will be notified that this has been filed.

Response:

Those Limited Partners who have executed the Consent to Electronic Delivery of Periodic Reports contained in the Fund’s Subscription Agreement will receive an e-mail notification of where to access the report or an electronic version of such report.  Those

February 14, 2008

Limited Partners who have not executed the Consent to Electronic Delivery of Periodic Report will be sent a paper copy of any such report.

We have revised the Registration Statement in response to the foregoing comment.

Please see page 69.

Termination Events, page 58

43.
In this section, you note that a terminating event includes the “suspension, revocation, or termination of the General Partner’s registration as a commodity pool operator, or membership as a commodity pool operator with the NFA.” In this case, would it be possible for the Limited Partners to remove the General Partner and appoint a new General Partner?  If so, this should be noted here.

Response:

In the above scenario, the Limited Partners may remove the General Partner and appoint a new General Partner pursuant to Section 14.1(ii) of the Limited Partnership Agreement.

We have revised the Registration Statement in response to the foregoing comment.

Please see page 70.

Material Contracts, page 62

44.
Please revise to discuss the impact on you from termination of each of these contracts. If the possibility of termination presents a material risk to your business, please add a risk factor regarding these situations.

Response:

Termination of the Trading Advisory Agreement with the Trading Advisor will have a material impact on the Fund.  Risk factor (26), in part, addresses the fact that a replacement trading advisor does not provide any assurance that the Fund will succeed.

Although the Corporate Cash Management Account Agreement and the Futures Account Agreement are material contracts, the General Partner expects that termination of these agreements would be immaterial to the Fund because such services provided by these service providers are not unique and may be easily substituted by alternative service providers.

February 14, 2008

Termination of a Selling Agent Agreement between the Fund and the Selling Agent could have a material impact on the Fund.  If the Fund enters into a number of Selling Agent Agreements, the termination of one Selling Agent Agreement may not be material.  On the other hand, if the net asset value of the Fund has diminished such that Fund expenses would have a material impact on investor returns, which situation would be ameliorated by the Fund’s raising additional assets through new subscriptions for Units, the termination of one or more Selling Agent Agreement(s) may have a negative impact on the Fund.

We have revised the Registration Statement in response to the foregoing comment.

Please see Risk factor (43) on page 26.

Trading Advisory Agreement, page 62

45.
In this section, you note that the Trading Advisory Agreement will terminate upon written notice by either party that the Fund’s assets are less than $5,000,000 after the first 12 months.  In light of this provision, please tell us why you have not established a minimum offering amount of at least $5,000,000.

Response:

A minimum offering amount of at least $5,000,000 was not established because the General Partner has decided that it will contribute $500,000 to the initial trading capital of the Fund upon effectiveness of the Registration Statement.  In turn, the Fund will issue General Partner Units to the General Partner at $100 per Unit during the Initial Offering Period.  The General Partner will proceed to aggregate assets both during and after the Initial Offering Period.  The Trading Advisor (and the General Partner) have the option of terminating the Trading Advisory Agreement if the Fund does not have at least $5 million in assets under management 12 months after the Fund’s commencement of investment operations.

Futures Account Agreement, page 63

46.	In this section, please disclose whether advanced notice of termination of the agreement is required, or whether termination is effective immediately upon receipt of written notice by either party.

February 14, 2008

Response:

The Futures Account Agreement will continue in force until written notice of termination is given by either the Fund or the Futures Commission Merchant to the other party, which termination shall become effective immediately upon receipt by the other party.

We have revised the Registration Statement in response to the foregoing comment.

Please see page 75.

Subscription Procedure, page 72

47.
In this section you state that a subscriber will be entitled to withdraw a held-over subscription within a specified time frame; however, in the next paragraph, you indicate that all subscriptions are irrevocable. Please reconcile these two statements.

Response:

All subscriptions are irrevocable.  However, if a subscription is received after the Monthly Closing deadline, it generally will be held until the next Monthly Closing although the subscriber will be entitled to withdraw his held-over subscription any time prior to the beginning of the fifth full business day of the following month.

We have revised the Registration Statement in response to the foregoing comment.

Please see pages 84 through 85.

Financial Statements — Aspect Global Diversified Fund LP

Note 2: Unit Transactions, page 79

48.
We note from your disclosure that you are conducting a continuous offering on a “best-efforts” basis.  Please revise your disclosure to indicate if there is a defined subscription minimum that you will commence operations upon achieving.  Additionally, please disclose pertinent factors related to any such subscription minimum such as whether the general partner, trading advisor or any other affiliate is allowed to invest in order to achieve the subscription minimum and any restrictions upon such party to redeem their interests subsequent to commencement of operations.

Response:

February 14, 2008

Note 2 has been revised to reflect that Units of each Class will initially be offered for a period ending May 1, 2008, or the Initial Offering Period, unless such date is extended by the General Partner for up to an additional ninety (90) days.  After both the Initial Offering Period has closed and trading has commenced, Units of each Class will be offered on the first day of each month at the Net Asset Value per Unit of the relevant Class on the last day of the preceding month.

Upon effectiveness of the Registration Statement, the General Partner, Trading Advisor or other affiliates thereof are allowed to invest in the Fund.

The General Partner will contribute $500,000 to the initial trading capital of the Fund upon effectiveness of the Registration Statement. In turn, the Fund will issue General Partner Units to the General Partner at $100 per Unit during the Initial Offering Period, and thereafter any General Partner Units purchased will be at the Net Asset Value of the General Partner Units as of the close of business on the last day of the month in which the General Partner acquires new Units.

We have revised the Registration Statement in response to the foregoing comment.

Please see pages 92 through 93.

Note 3: Fund Fees and Expenses

Organizational Expenses/Offering Expenses, page 80

49.
Please clarify to us and within your registration statement your current accounting policies with regard to organizational and offering costs. Within your response, please tell us when the fund will incur a liability for the reimbursement of the organization and offering costs initially funded by Steben & Company, how management will determine the amount of this liability, and the anticipated accounting treatment for this liability in subsequent reporting periods. Please reference the specific accounting literature relied upon by management to formulate their accounting policies. Additionally, please tell us the amount of costs incurred by Steben & Company as of the reporting period and through the date of filing the registration statement.

Response:

All actual organizational and initial offering costs of the Fund incurred up to the end of the initial offering period are expensed as incurred by the General Partner in accordance with AICPA Statement of Position 98-5, Reporting on the Costs of Start-Up Activities.

February 14, 2008

Upon commencement of investment operations, the Fund will incur an obligation to the General Partner equal to 1/12th of 0.30% of the Net Asset Value (0.30% per annum) pro-rata for each Class of limited partner Units monthly in arrears for a period of up to the initial 60 months of the investment operations for organizational and initial offering costs (the “Organizational Expenses”).

The Fund’s obligation for Organizational Expenses is limited to the aggregate amount of the organizational and initial offering costs paid by the General Partner on behalf of the Fund.  Also the Fund’s liability for Organizational Expenses is limited to the initial sixty (60) month period.  If after the initial sixty (60) months the aggregate amount of Organizational Expenses is less than the actual organizational and initial offering costs absorbed by the General Partner on behalf of the Fund, the Fund will have no further contractual obligation to the General Partner for organizational and initial offering costs.  Additionally, the Fund is not contractually obligated for Organizational Expenses until the commencement of investment operations.  The Fund’s contractual obligation for Organizational Expenses also terminates if investment operations terminate during the initial sixty (60) months of investment operations.

Financial Accounting Standards Board (“FASB”) Concept Statement Number 6, Elements of Financial Statements (“Concept Statement 6”), provides the following definition of a liability:

“Liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.”

The Fund is contractually obligated to reimburse the General Partner for Organizational Expenses when investment operations begin and the contractual obligation terminates when the actual organizational and initial offering costs incurred by the General Partner are reimbursed or at the end of the initial sixty (60) months or when investment operations terminate.  The obligation for each month will be based upon Net Asset Value for each Class of limited partner Units of the current month.   The monthly amount for each Class of limited partner Units is dependent on proceeds from sale of Units, income (loss) from operations, and redemptions of Units.

February 14, 2008

Paragraph 8.18 of the AICPA Audit and Accounting Guide for Investment Companies provides the following:

“A newly formed investment company incurs organizational costs unless a sponsoring management company agrees to absorb such costs.”

The General Partner of the Fund has contractually agreed to initially pay for and absorb organizational and initial offering costs.  The Fund has contractually agreed to repay or reimburse these costs to the General Partner on a monthly basis which is dependent on the future earnings of the Fund and the net proceeds received from investors, which are not subject to estimation.  Accordingly, the Fund will accrue the liability for this reimbursement based upon the monthly calculation.

The Fund will reimburse the General Partner for actual ongoing offering costs, up to 1/12th of 0.75% of the Fund’s Net Asset Value (0.75% per annum) pro-rata for Class A, B, and I Units payable in arrears (“Offering Expenses”).  Actual ongoing offering costs in excess of this limitation will be fully absorbed by the General Partner.

The Fund will record organizational costs as an expense in accordance with SOP 98-5.

The current amount of actual organizational and initial offering costs incurred by the General Partner was approximately $480,000 as of February 14, 2008.

We have revised the Registration Statement in response to the foregoing comment.

Please see pages 93 through 96.

Part II

Exhibits

50.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

Response:

We are filing herewith drafts of all required exhibits, including our draft legal and tax opinions.

February 14, 2008

If you have any further questions or comments, please do not hesitate to call me at 212 839 5458.

Very truly yours,

/s/ Michael J. Schmidtberger

Michael J. Schmidtberger

Enclosure

cc:           Kenneth E. Steben
Barry Gainsburg, Esq.